UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dr. Reddy’s Laboratories Limited

(Name of Issuer)

American depositary shares, each representing one equity share

(Title of Class of Securities)

256135

(CUSIP Number)

James F. Fitzsimmons, Esq.

Budd Larner, P.C.

150 John F. Kennedy Parkway, 3rd Floor

Short Hills, NJ 07078

(973) 379-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 256135	Page 2 of 9 Pages

1.	Names of Reporting Persons. Dr. Reddy’s Holdings Limited (formerly Dr. Reddy’s Holdings Private Limited)
S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,627,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,627,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,627,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 24.51%
14.	Type of Reporting Person: CO

CUSIP No: 256135	Page 3 of 9 Pages

1.	Names of Reporting Persons. APS Trust
S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,398,828*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,398,828*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,398,828
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.79%
14.	Type of Reporting Person: OOF

*

The APS Trust owns 668,268 shares of Dr. Reddy’s Holdings Limited, representing approximately 83.11% of the equity in Dr. Reddy’s Holdings Limited. Accordingly, the APS Trust may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below) and, as a result, the APS Trust may be deemed to beneficially own all of the Equity Shares directly held by each of Mr. G.V. Prasad, Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), Mr. K. Satish Reddy and Mrs. G. Anuradha (wife of Mr. G.V. Prasad) (see item 5. below for a description of the number of Equity Shares owned by them). The APS Trust disclaims such beneficial ownership pursuant to Rule 13d-4.

CUSIP No: 256135	Page 4 of 9 Pages

1.	Names of Reporting Persons. Mr. G.V. Prasad
S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,640
	8.	Shared Voting Power 43,054,188*
	9.	Sole Dispositive Power 1,344,640
	10.	Shared Dispositive Power 43,054,188*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,398,828*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 26.79%*
14.	Type of Reporting Person: IN

*

The APS Trust owns 668,268 shares of Dr. Reddy’s Holdings Limited, representing approximately 83.11% of the equity in Dr. Reddy’s Holdings Limited, and Mr. G.V. Prasad is one of the two trustees of the APS Trust. Accordingly, Mr. G.V. Prasad may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below) and, as a result, Mr. G.V. Prasad may be deemed to beneficially own all of the Equity Shares directly held by each of Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), Mr. K. Satish Reddy and Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Mr. G.V. Prasad disclaims such beneficial ownership pursuant to Rule 13d-4.

CUSIP No: 256135	Page 5 of 9 Pages

1.	Names of Reporting Persons. Mr. K. Satish Reddy
S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,310,332
	8.	Shared Voting Power 43,088,496*
	9.	Sole Dispositive Power 1,310,332
	10.	Shared Dispositive Power 43,088,496*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,398,828*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 26.79%*
14.	Type of Reporting Person: IN

*

The APS Trust owns 668,268 shares of Dr. Reddy’s Holdings Limited, representing approximately 83.11% of the equity in Dr. Reddy’s Holdings Limited, and Mr. K. Satish Reddy is one of the two trustees of the APS Trust. Accordingly, Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below) and, as a result, Mr. K. Satish Reddy may be deemed to beneficially own all of the Equity Shares directly held by each of Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), Mr. G.V. Prasad, and Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

Page 6 of 9 Pages

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) further amends and supplements the Schedule 13D of Dr. Reddy’s Holdings Limited (formerly Dr. Reddy’s Holdings Private Limited) and Dr. K. Anji Reddy on February 15, 2002 (the “Original Schedule 13D”) with respect to the american depositary shares (“ADSs”), each representing one equity share (the “Equity Shares”), of Dr. Reddy’s Laboratories Limited (the “Issuer” or the “Company”), as amended by that certain Amendment No. 1. filed on February 3, 2016 by Dr. Reddy’s Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy (“Amendment No. 1” and, together with the Original Schedule 13D, the “Amended Schedule 13D”). The Company’s principal executive offices are located at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India. This Amendment No. 2 is being filed to report an increase in excess of one percent (1%) in the beneficial ownership of the Company’s Equity Shares by each of by Dr. Reddy’s Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy since the date that Amendment No. 1 was filed, as a result of the following changes:

(i)

During a period which commenced on April 18, 2016 and ended on June 28, 2016, the Company bought back and extinguished an aggregate of 5,077,504 Equity Shares pursuant to the terms of an Equity Share buyback plan. This reduced the number of outstanding Equity Shares and thereby increased the percentages of beneficial ownership in the Company of each of Dr. Reddy’s Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy.

(ii)	During a period which commenced on September 29, 2016 and ended on October 6, 2016, Mr. G.V. Prasad acquired 190,800 Equity Shares pursuant to open market transactions on stock exchanges.

(iii)	During a period which commenced on September 7, 2016 and ended on September 27, 2016, Mr. K. Satish Reddy acquired 316,500 Equity Shares pursuant to open market transactions on stock exchanges.

(iv)

During the period beginning January 12, 2016 and ending September 8, 2016, Dr. Reddy’s Holdings Limited acquired 266,366 Equity Shares pursuant to open market transactions on stock exchanges. In addition, on or around January 13, 2017, Dr. Reddy’s Holdings Limited purchased 212,000 Equity Shares from Mr. K. Satish Reddy and on or around January 16, 2017, Dr. Reddy’s Holdings Limited purchased 212,000 Equity Shares from Mr. G.V. Prasad.

Item 2.	Identity and Background

Item 2 of the Amended Schedule 13D is hereby amended and supplemented as follows:

(a)-(c) The persons filing this Amendment No. 2 are (i) Dr. Reddy’s Holdings Limited (formerly Dr. Reddy’s Holdings Private Limited), an Indian corporation; (ii) the APS Trust, a trust formed under the laws of India; (iii) Mr. G.V. Prasad, the Co-Chairman, Managing Director and Chief Executive Officer of the Company; and (iv) Mr. K. Satish Reddy, Chairman of the Company. The address of each of them is 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India, telephone +91-40-49002900.

Dr. Reddy’s Holdings Limited directly holds 40,627,000 Equity Shares of the Company as of January 16, 2017, representing approximately 24.51% of the outstanding Equity Shares of the Company as of such date. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha and Mrs. Deepti Reddy are the sole members of the Board of Directors of Dr. Reddy’s Holdings Limited.

The APS Trust owns approximately 83.11% of the equity of Dr. Reddy’s Holdings Limited, and thus may be deemed to beneficially own all of the Equity Shares directly held by Dr. Reddy’s Holdings Limited. The remainder of the equity of Dr. Reddy’s Holdings Limited is held by Mr. G.V. Prasad HUF, Mr. K. Satish Reddy individually and as HUF, Mrs. K. Samrajyam, mother of Mr. K. Satish Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of the APS Trust.

Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the Equity Shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below). As a result, Mr. K. Satish Reddy may be deemed to beneficially own all of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), the 1,344,640 Equity Shares directly held by Mr. G.V. Prasad, and the 1,496 Equity Shares directly

Page 7 of 9 Pages

held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Similarly, Mr. G.V. Prasad may be deemed to beneficially own all of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), the 1,310,332 Equity Shares directly held by Mr. Satish Reddy, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

(d) The persons filing this Amendment No. 2 have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The persons filing this Amendment No. 2 have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. G.V. Prasad and Mr. K. Satish Reddy is a citizen of the Republic of India.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Dr. Reddy’s Holdings Limited has held 34,923,460 of the Equity Shares (after giving effect to the Company’s August 30, 2006 stock split, effected as a one-for-one Equity Share divided) since prior to the effective date of the Company’s registration statement on Form F-1. The source of funds for the acquisition of the remaining Equity Shares held by Dr. Reddy’s Holdings Limited was funds generated from dividends on Equity Shares of the Company paid to Dr. Reddy’s Holdings Limited, and/or funds which it raised through the sale of its equity interests in Stamlo Industries Limited (formerly Stamlo Hotels Limited).

The APS Trust owns its Equity Shares indirectly through Dr. Reddy’s Holdings Limited, and the source of funds for such Equity Shares is described above.

Mr. G.V. Prasad owns 40,627,000 Equity Shares indirectly through Dr. Reddy’s Holdings Limited as of January 16, 2017, and the source of funds for such Equity Shares is described above. All of the 1,344,640 Equity Shares which he holds directly were acquired through his personal funds and/or funds borrowed from Citicorp Finance (India) Limited, as more particularly described in Item 6 below. As described in Item 1 above, 190,800 of such Equity Shares were acquired by him pursuant to open market transactions on stock exchanges. The remainder of such Equity Shares have been held by him since prior to the effective date of the Company’s registration statement on Form F-1.

Mr. K. Satish Reddy owns 40,627,000 Equity Shares indirectly through Dr. Reddy’s Holdings Limited, and the source and amount of funds for such Equity Shares is described above. All of the 1,310,332 Equity Shares which he holds directly were acquired through his personal funds and/or funds borrowed from Citicorp Finance (India) Limited, as more particularly described in Item 6 below. As described in Item 1 above, 316,500 of such Equity Shares were acquired by him pursuant to open market transactions on stock exchanges. The remainder of such Equity Shares have been held by him since prior to the effective date of the Company’s registration statement on Form F-1.

Item 4.	Purpose of the Transaction

N/A

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and supplemented as follows:

(a) Dr. Reddy’s Holdings Limited directly holds 40,627,000 Equity Shares of the Company as of January 16, 2017, representing approximately 24.51% of the outstanding Equity Shares of the Company as of such date. The APS Trust owns approximately 83.11% of the equity of Dr. Reddy’s Holdings Limited, and thus may be deemed to beneficially own all of the Equity Shares directly held by Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the Equity Shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below). As a result, Mr. K. Satish Reddy may be deemed to beneficially own all of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), the 1,344,640 Equity Shares directly held by Mr. G.V. Prasad, and the 1,496 Equity Shares directly

Page 8 of 9 Pages

held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Similarly, Mr. G.V. Prasad may be deemed to beneficially own all of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), the 1,310,332 Equity Shares directly held by Mr. K. Satish Reddy, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

(b) Each of Dr. Reddy’s Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of all of the 40,627,000 Equity Shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims any beneficial ownership of such Equity Shares pursuant to Rule 13d-4.

Mr. K. Satish Reddy may also be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), the 1,344,640 Equity Shares directly held by Mr. G.V. Prasad, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad).

In addition, Mr. G.V. Prasad may also be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), the 1,310,332 Equity Shares directly held by Mr. K. Satish Reddy, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

(c) The reporting persons have purchased Equity Shares of the Company within the past 60 days as follows:

PURCHASER	DATE	NO. EQUITY SHARES
Dr. Reddy’s Holdings Limited	1/13/2017	212,000
Dr. Reddy’s Holdings Limited	1/16/2017	212,000

TOTAL		424,000

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Schedule 13D is hereby amended and supplemented as follows:

The APS Trust is governed by a Deed of Family Settlement dated May 13, 2011 (the “Deed of Family Settlement”) by and among Dr. K. Anji Reddy, Mr. K. Satish Reddy, Mr. G.V. Prasad and certain of their respective family members and Hindu Undivided Families (“HUF”). Pursuant to the Deed of Family Settlement, the parties thereto have agreed that, with respect to the shares held by them from time to time in the Company or Dr. Reddy’s Holdings Limited, they: (a) shall exercise all rights, including voting rights, with respect to such shares in accordance with the directions of the board of trustees of the APS Trust; (b) shall not transfer any such shares to any person other than (i) the APS Trust, (ii) an entity controlled by the APS Trust, or (iii) Dr. K. Anji Reddy, Mr. K. Satish Reddy, Mr. G.V. Prasad or their respective family members and HUFs; and (c) shall be subject to certain call rights with respect to beneficial interests in the APS Trust in the event of a deadlock of the board of trustees with respect to certain matters. The Deed of Family Settlement was attached as Exhibit 99.2 to Amendment No. 1 to the Original Schedule 13D, which was filed on February 3, 2016.

In September 2016, Mr. K. Satish Reddy and Mr. G.V. Prasad pledged 746,500 and 622,080 Equity Shares of the Company, respectively, to Citicorp Finance (India) Limited as security for loans. The loans were taken for the purpose of investment in capital markets, bonds and other similar instruments, and were in part utilized for the purpose of funding the acquisition of Equity Shares of the Company. The applicable Loan Agreements and Pledge Agreements are attached as exhibits to this Amendment No. 2.

Item 7.	Materials to be filed as Exhibits

99.1.	Joint Filing Agreement of the Reporting Persons.

99.2	Loan Agreement dated September 1, 2016 between Citicorp Finance (India) Limited and Mr. G.V. Prasad.

99.3	Pledge Agreement dated September 1, 2016 between Citicorp Finance (India) Limited and Mr. G.V. Prasad.

99.4	Loan Agreement dated August 29, 2016 between Citicorp Finance (India) Limited and Mr. K. Satish Reddy.

99.5	Pledge Agreement dated August 29, 2016 between Citicorp Finance (India) Limited and Mr. K. Satish Reddy.

Page 9 of 9 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DR. REDDY’S HOLDINGS LIMITED

By:	/s/ K. Satish Reddy
Name:	K. Satish Reddy
Title:	Director

APS TRUST

By:	/s/ G.V. Prasad
Name:	G.V. Prasad
Title:	Trustee

By:	/s/ K. Satish Reddy
Name:	K. Satish Reddy
Title:	Trustee

G.V. PRASAD

By:	/s/ G.V. Prasad

K. SATISH REDDY

By:	/s/ K. Satish Reddy

February 14, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).